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                                                                    EXHIBIT 20.1

FOR IMMEDIATE RELEASE

                          EXCEL COMMUNICATIONS, INC.
                       ANNOUNCES CONTRACT WITH WORLDCOM


Dallas, Texas, Monday, June 3, 1996--Excel Communications, Inc. (NYSE: ECI) today announced that it has entered into a non-exclusive agreement with WorldCom Network Services, Inc., ("WorldCom") to provide network switching services and dedicated access services to EXCEL's subscribers. Under the new contract, EXCEL will begin the migration of subscriber traffic to WorldCom's long distance network within sixty days. The contract also calls for a $900 million cumulative commitment over four years, which initially will equate to approximately 1 billion minutes per quarter. WorldCom Network Services, Inc., is a wholly-owned subsidiary of WorldCom, Inc.

"The agreement with WorldCom underscores our commitment to provide our subscribers with the highest quality service at competitive rates," said Kenny
A. Troutt, Chairman and Chief Executive Officer of EXCEL Communications, Inc. "We selected WorldCom as an additional service provider because we believe it has the ability to meet our expansion needs as well as our subscriber data management needs," Troutt added.

EXCEL Communications, Inc., is one of the fastest growing providers of long distance telecommunications services in the United States. The Company offers its subscribers a variety of long distance telecommunications services and products under the EXCEL branded name, which include residential service, commercial service, 800 service, international service, and calling cards. The Company's services are marketed nationwide exclusively through a network of independent representatives.

Media inquiries may be directed to:

Mary Bell
Investor Relations Manager
(214) 664-3730

John J. McLaine
Executive Vice President
Chief Financial Officer
(214) 664-3749